UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Notice of Potential Offering of Debentures in Israel

Item 1

Israel Chemicals Ltd. (the “Company”) filed an interim report in Israel today to announce that it has commenced preparations for raising debt by offering to the public, in Israel only, a new series of debentures. The Company intends to use the net proceeds from the potential offering for refinancing an outstanding financial debt and for the Company's ongoing operation. In preparation for the potential offering of debentures, the Company has published to the public in Israel a draft deed of trust and a draft shelf prospectus.

The execution, timing, terms and amount of such contemplated offering have not been finally determined and are subject to further approval of the Company’s Board of Directors, publication of a shelf prospectus and a supplemental shelf offering report, the prior approval of the shelf prospectus by the Israeli Securities Authority and the approval of the Tel Aviv Stock Exchange. There is no assurance that the shelf prospectus will be approved or that the offering will take place.

The contemplated offering described in this report, if made, will be made in Israel to residents of Israel only. The debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States. This report shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 16, 2016